EXHIBIT 99.6
Media Release

Rio Tinto and Corona Canada pilot Canada’s first specially-marked low carbon can leveraging ELYSIS technology

29 June 2022

MONTREAL--(BUSINESS WIRE)-- Rio Tinto today announced, in partnership with Corona Canada, the launch of Canada’s first specially-marked, low carbon beverage can, manufactured by Ball Corporation. The cans, now available through a pilot in Ontario, were made using aluminium from Rio Tinto and leveraging ELYSISTM technology. As part of this limited release, 1.2 million cans were produced with a QR code to inspire consumers to learn more about the cans’ low carbon footprint.

This press release features multimedia. View the full release here: https://www.businesswire.com/news/home/20220629005236/en/

The Corona Canada specially-marked, low carbon beverage cans are being piloted in Ontario (Photo: Business Wire)

This pilot is a step towards putting a fully traceable beverage can in the hands of consumers. In the future, Rio Tinto will leverage insights from its START initiative to allow consumers to use QR codes to see exactly how their products were made from mine to market – including sustainability data.

Currently, around 70 per cent of the aluminium used in cans produced in North America is made with recycled aluminium (1). Pairing this recycled metal with Rio Tinto’s low-carbon aluminium – made with renewable hydropower – and metal produced using the direct greenhouse gas emissions free ELYSISTM smelting technology reduces carbon emissions by more than 30 per cent (2).

Corona Canada’s Marketing Vice President Andrew Oosterhuis said: “As a brand, Corona believes we have a responsibility to be an ally to our environment, recognizing that change needs to start within our own production lines as a tangible way we can help protect paradise and reach our ambitious sustainability goals. By continuing to introduce market-leading technologies in the beverage space, we’re leading by example for other companies and their suppliers to innovate and drive meaningful change for our environment.”
Rio Tinto’s Head of Sales and Marketing Tolga Egrilmezer said: “Leveraging insights from START, we look forward to putting more information into the hands of consumers, so they can see how we are partnering with leading brands like Corona to help deliver more sustainable supply chains and products. These specially-marked, low carbon beverage cans will showcase the responsibly produced aluminium Rio Tinto delivers, bringing together renewable hydropower and the innovation of zero carbon ELYSISTM smelting technology.”

This launch builds on a Memorandum of Understanding signed in 2020 between Rio Tinto and Corona Canada’s parent company Anheuser-Busch InBev (AB InBev), to work with supply chain partners to bring AB InBev products to market in cans made from aluminium that meets industry-leading sustainability standards.
The cans are now available through LCBO and select grocery stores in Ontario, while supplies last.

For more information on the specially-marked, low carbon Corona beverage cans, please visit: www.coronaextra.ca/ca_en/SustainabilityPrograms.

1 Source: The Aluminum Can Advantage: Sustainability Key Performance Indicators The Aluminum Association, November 2021

2 Compared to current Corona Extra cans using traditional manufacturing techniques in North America
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Notes to editors

ELYSIS is a technology company created through a partnership between aluminium industry leaders Rio Tinto and Alcoa, with support from Apple and the governments of Canada and Quebec. ELYSIS is scaling up a revolutionary technology that enables the production of metal without direct carbon dioxide emissions during the aluminium smelting process, instead emitting pure oxygen. The technology uses inert anodes to replace the carbon anodes traditionally used during electrolysis, the process used to make primary aluminium. Learn more at www.elysis.com.

In 2021, Rio Tinto launched START, a new standard in transparency, traceability and provenance for the aluminium industry. Using secure blockchain technology, START provides key information about how Rio Tinto aluminium was made, covering ten criteria: carbon footprint, water use, recycled content, energy sources, community investment, safety performance, diversity in leadership, business integrity, regulatory compliance and transparency. Through START, Rio Tinto empowers its customers and theirs to make a more sustainable choice.

About Corona Canada:

First brewed in 1925, Corona is a pioneer in the beer industry by being the first to use a transparent bottle showcasing its purity and high quality to the world. No Corona is complete without the lime. Naturally adding character, flavour and refreshment, the lime ritual is an integral part of delivering an experience that is truly unique to Corona. The brand is synonymous with the beach and celebrates time outdoors. It invites people to pause, relax and disconnect to reconnect with our essential nature. For more visit https://www.coronaextra.ca

Corona Canada has an ongoing commitment to environmental conservation and continuously improving the sustainability of its production practices. Last year, Corona Canada piloted a new type of revolutionary packaging for six-pack beer bottles becoming the first global beverage brand to use 30 per cent surplus barley straw and 70 per cent recycled paper fibres to create an innovative carboard packaging solution. Additionally in 2021, Labatt Breweries of Canada also announced another technology-based packaging advancement with the introduction of KeelClip™ – a state-of-the-art packaging system that will use 65 per cent less cardboard than our previous cardboard carton – which will be used on Corona six-pack beer cans.

Category: Canada
View source version on businesswire.com: https://www.businesswire.com/news/home/20220629005236/en/

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Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Rio Tinto Simon Letendre M +514 796 4973 Simon.letendre@riotinto.com	Labatt Breweries of Canada Veronica Bart M +647 926 5028 Veronica.bart@labatt.com
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com

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